

02006831

ED STATES
XCHANGE COMMISSION
on, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden
hours per response . . . 12.00

SEC FILE NUMBER
8- 50890

SEC MAIL RECEIVED PROCESSING
MAR 01 2002
WASH. D.C. 365 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JANUARY 1, 2001 (MM/DD/YY) AND ENDING DECEMBER 31, 2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
WESTMOORE ~~WESTMORE~~ TRADING COMPANY (formerly Everest Financial, Inc.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
15615 ALTON PKWY, SUITE 175
(No. and Street)

IRVINE	CA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT JENNINGS, II — (949) 477-9300
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name — *if individual, state last, first, middle name*)

4155 EAST JEWELL AVENUE, SUITE 307	DENVER	COLORADO	80222
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2)*

VH 3-19-02

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT JENNINGS, II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WESTMOORE TRADING COMPANY (formerly Everest Financial, Inc.), as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

KEVIN PATRICK ANDERSON

KEVIN PATRICK ANDERSON
Comm. # 1176972
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires March 21, 2002

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Independent Auditors' Report on Internal Accounting Control Required By SEC Rule 17a-5

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Acknowledgement - General

This form furnished by United Title Company

STATE OF CALIFORNIA } SS.

COUNTY OF Orange

On February 28th 2002, before me, the undersigned, a Notary Public in and for said State, personally appeared Robert L. Jennings

personally known to me (~~or proved to me on the basis of satisfactory evidence~~) to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

WITNESS my hand and official seal.

Signature Kevin Patrick Anderson

FOR NOTARY SEAL OR STAMP

KEVIN PATRICK ANDERSON
Comm. #1176972
NOTARY PUBLIC - CALIFORNIA
Orange County
My Comm. Expires March 21, 2002

UT-D25 (rev. 4/94)

WESTMOORE TRADING CO.
(formerly Everest Financial, Inc.)

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2001

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

TABLE OF CONTENTS



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Westmore Trading Company
(formerly Everest Financial, Inc.)

We have audited the accompanying statement of financial condition of Westmore Trading Company (formerly Everest Financial, Inc.) as of December 31, 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Westmore Trading Company (formerly Everest Financial, Inc.) as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
February 27, 2002

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

Cash and cash equivalents	$	4 141
Due from clearing broker		23 033
Commissions receivable		4 348
Other assets		3 300
	$	**34 822**

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:		
Accounts payable	$	15 929
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)		
SHAREHOLDER'S EQUITY:		
Preferred stock, 8% cumulative, $1,000 par value, 1,000 shares authorized, 106.624 shares issued and outstanding		106 624
Common stock, Class A, no par value; 30,000 shares authorized; 8,800 shares issued and outstanding		60 000
Common stock, Class B (non-voting), no par value; 1,000 shares authorized, no shares issued or outstanding		-
Additional paid-in capital		54 765
Deficit		(202 496)
TOTAL SHAREHOLDER'S EQUITY		18 893
	$	**34 822**

The accompanying notes are an integral part of this statement.

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

REVENUE:		
Commissions	$	169 368
Trading losses (net)		(13 228)
Other income		17 075
Total revenue		173 215
EXPENSES:		
Commissions		108 071
Salaries, benefits and payroll taxes		15 725
Clearing charges		22 073
Professional fees		15 889
Travel and entertainment		3 237
Communications		29 117
General and administrative		91 930
Occupancy costs		14 106
Total expenses		300 148
NET LOSS	**$**	**(126 933)**

The accompanying notes are an integral part of this statement.

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2001

	Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In Capital	Deficit
	Shares	Amount	Shares	Amount	Shares	Amount		
BALANCE, December 31, 2000	137.8	$ 137 800	3 310	$ 6 000	0	$ -	$ -	$ (75 563)
Redemptions	(35.8)	(35 800)	(10)	(1 000)				
Stock issued for payment of preferred dividends	4.6	4 624					(4 624)	
Stock issued					1 000	55 000		
Conversion of Class B common shares to Class A common shares			5 500	55 000	(1 000)	(55 000)		
Capital contributed							64 589	
Dividends paid							(5 200)	
Net loss								(126 933)
BALANCE, December 31, 2001	**106.6**	**$ 106 624**	**8 800**	**$ 60 000**	**0**	**$ 0**	**$ 54 765**	**$ (202 496)**

The accompanying notes are an integral part of this statement.

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(126 933)
Adjustments to reconcile net loss to net cash used in operating activities:		
Bad debt write off		41 269
Loss on asset disposal		1 895
Decrease in investment securities		36 997
Decrease in due from clearing broker		30 601
Increase in commissions receivable		(4 348)
Decrease in other assets and receivables		3 762
Increase in accounts payable		6 400
Decrease in commissions payable		(32 169)
Decrease in accrued expenses		(5 750)
Net cash used in operating activities		(48 276)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Loans to shareholders		(26 269)
Purchase of fixed assets		(300)
Net cash used in investing activities		(26 569)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Capital contributions		64 589
Dividends paid		(5 200)
Stock issued		55 000
Stock redemptions		(36 800)
Net cash provided by financing activities		77 589
NET INCREASE IN CASH AND CASH EQUIVALENTS		2 744
CASH AND CASH EQUIVALENTS, at beginning of year		1 397
CASH AND CASH EQUIVALENTS, at end of year	$	4 141
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid during the year for interest	**$**	**1 403**
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING ACTIVITY:		
Preferred dividends paid via issuance of addditional preferred shares	**$**	**4 624**

The accompanying notes are an integral part of this statement.

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Westmore Trading Company (formerly Everest Financial, Inc.)(the "Company") operates as a securities broker-dealer dealing mainly in mutual funds, insurance related products and equity securities.

The Company records securities transactions and related revenue and expenses on a trade date basis.

The Company, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

For purposes of cash flows, the Company considers money market funds and certificates of deposit with a maturity of three months or less be cash equivalents.

The preparation of financial statements in conformity with accounting principles generallyaccepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the accounting period. Actual results could differ from those estimates.

The Company utilizes the asset and liability method of accounting for income taxes, as prescribed by Statement of Financial Accounting Standards No. 109. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply in the years in which these temporary differences are expected to be recovered or settled. Changes in tax rates are recognized in income in the period that includes the enactment date.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2001, the Company had net capital and net capital requirements of $15,593 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 1.02 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating which expires on February 28, 2002. Office rent paid during the year ended December 31, 2001 was $11,783.

NOTE 4 - INCOME TAXES

At December 31, 2001, the Company has a remaining, unused net operating loss carryforward of approximately $127,000 for income tax and financial reporting purposes, all of which expires in 2021. This net operating loss carryforward may result in future income tax benefits of approximately $43,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. In addition, the Company has $75,000 of limited net operating losses expiring in 2021 which may be used to offset future taxable income, but are subject to various limitations imposed by the rules and regulations of the Internal Revenue Service. The net operating losses are limited each year to offset future taxable income, if any, due to the change of ownership in the Company's outstanding shares of common stock. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of December 31, 2001 are as follows:

Deferred tax liabilities	$ -
Deferred tax assets	
Net operating loss carryforwards	$ 43 000
Valuation allowance for deferred tax assets	(43 000)
	$ -

The valuation allowance increased $43,000 for the year ending December 31, 2001.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONTINGENCIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has a deposit with its clearing broker. If the clearing broker should cease business, this deposit could be subject to forfeiture.

The Company's financial instruments, including cash, due from clearing broker, receivables, other assets and accounts payable are carried at amounts which approximate fair value, due to the short-term nature of those instruments.



SUPPLEMENTARY INFORMATION

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

COMPUTATION OF NET CAPITAL PURSUANT TO
UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2001

CREDIT:	
Shareholder's equity	$ 18 893
DEBITS:	
Nonallowable assets:	
Other assets	3 300
NET CAPITAL	15 593
Minimum requirements of 6-2/3% of aggregate indebtedness of $15,929 or $5,000, whichever is greater	5 000
Excess net capital	**$ 10 593**
AGGREGATE INDEBTEDNESS:	
Accounts payable	**$ 15 929**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**1.02 to 1**

See the accompanying Independent Auditors' Report.

WESTMOORE TRADING COMPANY
(formerly Everest Financial, Inc.)

RECONCILIATION OF THE COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART II FILING WITH COMPUTATION INCLUDED IN THE REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2001

NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5 PART II FILING	$	8 740
Adjustments:		
Decrease in non-allowable assets		47 860
Increase in expenses		(41 007)
NET CAPITAL PER REPORT PURSUANT TO RULE 17a-5(d)	**$**	**15 593**

See the accompanying Independent Auditors' Report.


SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS

4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Westmoore Trading Company
(formerly Everest Financial, Inc.)

In planning and performing our audit of the financial statements and supplemental schedule of Westmoore Trading Company (formerly Everest Financial, Inc.) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Westmoore Trading Company (formerly Everest Financial, Inc.) that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.



Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Westmoore Trading Company (formerly Everest Financial, Inc.) to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

In addition, our review indicated that Westmoore Trading Company (formerly Everest Financial, Inc.) was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of December 31, 2001, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
February 27, 2002